Filed Pursuant to Rule 433

Registration Statement No. 333-161016

December 2, 2009

PRICING TERM SHEET FOR THE 5.50% DEBENTURES, SERIES 2009 C

Issuer:	Consolidated Edison Company of New York, Inc.

Anticipated Ratings (Moody’s; S&P; Fitch)*:	A3 (Stable); A- (Stable); A- (Stable)

Issue of Securities:	5.50% Debentures, Series 2009 C due 2039

Principal Amount:	$600,000,000

Interest Rate:	5.50% per annum

Interest Payment Dates:	June 1 and December 1, commencing on June 1, 2010

Maturity:	December 1, 2039

Treasury Benchmark:	4.50% due August 15, 2039

US Treasury Yield:	4.246%

Spread to Treasury:	+128 basis points

Re-offer Yield:	5.526%

Public Offering Price:	99.622%

Optional Redemption:	Make Whole at Treasury Rate +20 basis points

Pricing Date:	December 2, 2009

Settlement Date:	December 4, 2009 (T+2)

CUSIP:	209111 EY5

Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Mizuho Securities USA Inc.
UBS Securities LLC

Co-Managers:	Blaylock Robert Van, LLC
Loop Capital Markets LLC
TD Securities (USA) LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, J.P. Morgan Securities Inc. collect at 212-834-4533, Mizuho Securities USA Inc. toll-free at 1-866-271-7403 or UBS Securities LLC toll free at 1-877-827-6444, ext. 561-3884.